APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Weredough, LLC
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	10/21/2019 to 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ -**

Weredough, LLC
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period 10/21/2019 to 12/31/2019
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Weredough, LLC
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 to 12/31/2020
REVENUES	
Sales	$ 90,426.00
Other Revenue	-
TOTAL REVENUES	**90,426.00**
COST OF GOODS SOLD	
Cost of Sales	15,600.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	15,600.00
GROSS PROFIT (LOSS)	74,826.00
OPERATING EXPENSES	
Advertising and Promotion	2,471.00
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	42,778.00
Dues and Subscriptions	-
Insurance	1,987.00
Meals and Entertainment	-
Repairs	1,466.00
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	491.00
Occupancy	-
Building Expenses	9,540.00
Salaries	23,158.00
Taxes & Licenses	5,363.00
Travel	-
Utilities	3,258.00
Other Expenses	1,661.00
TOTAL OPERATING EXPENSES	92,173.00

OPERATING PROFIT (LOSS) (17,347.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ **(17,347.00)**

Weredough, LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	1/1/2020 to 12/31/2020
ASSETS	
Current Assets:	
Cash	$ 2,500.00
Petty Cash	215.00
Accounts Receivables	-
Inventory	37,440.81
Prepaid Expenses	890.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	41,045.81
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	26,850.00
Computer Equipment	2,200.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	29,050.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 70,095.81
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	523.76
Payroll Liabilities	1,364.08
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		1,887.84
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		85,554.97
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)	$	(17,347.00)
Total Equity		68,207.97
TOTAL LIABILITIES & EQUITY	$	70,095.81
Balance Sheet Check		-

We'reDough

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	125,755.65
Sales of Product Income	575.00
Square Income	70,379.98
Uncategorized Income	11,352.39
Total Income	**$208,063.02**
Cost of Goods Sold	
Cost of goods sold	47,181.19
Supplies & materials	2,843.70
Total Cost of goods sold	**50,024.89**
Total Cost of Goods Sold	**$50,024.89**
GROSS PROFIT	**$158,038.13**
Expenses	
Advertising & marketing	17,548.87
Chairity	468.17
Social media	349.43
Total Advertising & marketing	**18,366.47**
Building & property rent	14,790.00
Business licences	2,347.50
Equipment rental	66.63
General business expenses	0.00
Bank fees & service charges	-903.18
change	1,184.00
Continuing education	50.00
Total General business expenses	**330.82**
Insurance	1,299.50
Business insurance	585.86
Total Insurance	**1,885.36**
Legal & accounting services	0.00
Accounting fees	0.00
tax account payment	325.00
Total Accounting fees	**325.00**
Legal fees	75.00
Total Legal & accounting services	**400.00**
Meals	837.00
Office expenses	114.45
Office supplies	-527.16
Shipping & postage	1,001.56
Small tools and equipment	53.26

We'reDough

Profit and Loss
January - December 2021

	TOTAL
Software & apps	935.58
Total Office expenses	**1,577.69**
Payroll expenses	46,086.71
Wages	1,263.55
Total Payroll expenses	**47,350.26**
Square Fees	2,746.68
Supplies	21,641.59
Supplies & materials	5,454.35
Total Supplies	**27,095.94**
Taxes paid	0.00
Payroll taxes	9,865.24
Total Taxes paid	**9,865.24**
Uncategorized Expense	10,389.03
Utilities	5,505.45
Total Expenses	**$143,554.07**
NET OPERATING INCOME	**$14,484.06**
Other Income	
Other income	0.00
Interest earned	0.35
Total Other income	**0.35**
Total Other Income	**$0.35**
Other Expenses	
Vehicle expenses	0.00
Vehicle gas & fuel	608.15
Total Vehicle expenses	**608.15**
Total Other Expenses	**$608.15**
NET OTHER INCOME	**$ -607.80**
NET INCOME	**$13,876.26**

We'reDough

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
2nd mortgage loan	-35,343.80
Business checking	74,962.91
Business savings	-4,560.30
Total Bank Accounts	**$35,058.81**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payments to deposit	19,302.66
Uncategorized Asset	2,444.48
Total Other Current Assets	**$21,747.14**
Total Current Assets	**$56,805.95**
Fixed Assets	
Long-term office equipment	69.96
Tools, machinery, and equipment	21,684.96
Total Fixed Assets	**$21,754.92**
TOTAL ASSETS	**$78,560.87**

We'reDough

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Credit Card	-26,407.54
Car loan	23,397.04
Total Credit Cards	**$ -3,010.50**
Other Current Liabilities	
Gift Card Outstanding	-535.83
Sales Tax Payable	915.00
Sales tax to pay	-2,950.80
Short-term business loans	-8,223.96
Square Gift Card	6,412.05
Square Tips	2,454.88
Tips	3,591.11
Total Other Current Liabilities	**$1,662.45**
Total Current Liabilities	**$ -1,348.05**
Long-Term Liabilities	
Long-term business loans	-12,611.67
2nd mortgage	33,829.67
Total Long-term business loans	**21,218.00**
Total Long-Term Liabilities	**$21,218.00**
Total Liabilities	**$19,869.95**
Equity	
Opening balance equity	-8,460.95
Owner draws	-6,362.34
Owner investments	18,674.35
Retained Earnings	40,963.60
Net Income	13,876.26
Total Equity	**$58,690.92**
TOTAL LIABILITIES AND EQUITY	**$78,560.87**

I, Jessica McGuire, certify that:

1. The financial statements of WereDough included in this Form are true and complete in all material respects; and
2. The tax return information of WereDough included in this Form reflects accurately the information reported on the tax return for WereDough for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Jessica McGuire*

Name: Jessica McGuire

Title: Owner